Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 333-110520

     The following is a transcript of a presentation made in connection with the proposed merger between SafeNet, Inc. and Rainbow Technologies, Inc. that has been posted on SafeNet Inc.’s corporate website.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting SafeNet’s business generally, including those set forth in its filings with the Securities and Exchange Commission, including SafeNet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s results could differ materially from the expectations in these statements. SafeNet assumes no obligation and does not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger of SafeNet and Rainbow, SafeNet has filed with the SEC a Registration Statement on Form S-4 (File No. 333-110520) containing a joint proxy statement/prospectus and SafeNet and Rainbow have filed and may file other relevant materials in connection with the merger transaction. The joint proxy statement/prospectus has been mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 4690 Millennium Drive, Belcamp, Maryland 21017, (443) 327-1239. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision.

SafeNet and Rainbow, and their respective executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. Information about the executive officers and directors of SafeNet and Rainbow and their respective interests in the merger is available in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that SafeNet has filed with the SEC. Additional information regarding the executive officers and directors of SafeNet is available in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Additional information regarding the executive officers and directors of Rainbow is available in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003.

SafeNet

Moderator: Okay, good morning. My name is Jonathan Ruykhaver and I’m from Raymond James and I’d like to present SafeNet, the leading provider of encryption-related technologies, and also VPN systems to large enterprise customers, financial services organizations, and also government entities. From the company I’d like to introduce the CEO, Tony Caputo and CFO, Carole Argo. Tony?

Tony Caputo: Good morning, everyone. This presentation is covered by Safe Harbor. SafeNet is a company that has a history of serving customers like this one, people who care a lot about security. We are encryption experts, a 20-year-old company, and our mission has consistently been to provide the strongest security possible, providing encryption technology to customers who care a lot about security. That approach to building a business has been quite successful for us, as you can see over the last several years we have been able to double revenue each of the last two years, with a combination of strong organic growth. Our organic growth targets are a minimum of 20% per year and we’ve been exceeding those targets. And then we have added to the business growth the revenue that you see in the darker bar, which is revenue that comes from M&A activity, and on the top of the slide, you see that EPS has been increasing faster than revenue has been increasing.

We are in the final stage of merging with another encryption company, a company called Rainbow Technologies. Rainbow is a public company, also about 20 years old, with revenues quite a bit larger than SafeNet’s, and importantly, a customer focus that aligns very well with what we’re doing. Although there is no competitive overlap between the two companies today, we both target the government market, financial institutions, and OEM customers. And this merger is truly a merger of two strong companies. Both are growing, profitable, and cash generating companies. We see the opportunity to create a leader in the information security industry by this combination.

The strategic rationale for the combination is growth in three areas. First in the government, where we will be able to offer a complete offering based upon encryption, covering virtual private networks, the high-speed wide area networks that organizations use to connect their offices together, and then a new line of encryption products that protect the government’s top-secret information. In commercial markets, the merger adds appliances for the high-growth SSL VPN market, as well as authentication tokens and there SafeNet already has a very, very important position in the wireless market, due to our relationship with Texas Instruments, the number one provider of cell phone semiconductor parts. Rainbow brings technologies which are being demanded in the wireless market, so we’ll be able to bring those products to our customers also. So all of the new areas will go through our existing distribution channels, and as a result will lead to what we believe, highly profitable growth.

In fact, the result that can be reasonably expected from this combination is shown by the bar on the right, which is the combination of street consensus numbers for the two companies today. This transaction is expected to close in the middle of March; shareholder meetings are on March 15th;

and the chart on the right shows the combination of the two companies, which greatly accelerates the growth, size, scale and profitability of the company. We’ll go a little further into detail on this information in a moment when Carole speaks with you.

To overview Rainbow, there are two divisions at Rainbow Technologies. On the left is the government business, which is known as Secure Communications. That business produces a line of encryption appliances to protect top-secret government information. It is completely compatible with, but not competitive to, the line of products that SafeNet sells today. The product shown on the slide, going from top to bottom on the left are a line of products to protect data communications, then voice encryption products, and satellite encryption products. This is a terrific business at Rainbow. It’s growing at over 20% per year, or it grew over 20% per year in ‘03. It is about an $85 million business, that’s two-thirds of Rainbow’s revenue, and its operating margins are very close to 20%. So it will fit together with our business with very little restructuring required.

On the right is the e-Security business at Rainbow. It’s a commercially oriented encryption business. It’s about — it was in 2003, I’m sorry, about a $55 million business. And most of the revenue comes from the bottom product, called Sentinel, which is a software anti-piracy protection product. This is encryption software sold to software vendors, so that they can wrap the encryption around their products, and then when they deliver it to customers, only those customers who have paid for it are able to use it. It’s a digital rights management product. That product line is slightly more than $40 million at Rainbow and has very high gross margins about 75%, so it throws off about $30 million a year in gross margins.

The business on the right has been run in a manner to invest in the top two products, so all those margin dollars ended up finding those products, and as a result the division was slightly better than breakeven. We see a significant restructuring opportunity here at SafeNet, since we have channels for the products in which the investments have been made. Therefore we think we’re going to have both growth and high profit in that business also.

The next slide shows the SafeNet business model. It starts with a view of the world where we segment the market into four segments shown on the pyramid. At the bottom are consumers who have the least sensitivity to security, and then as you go up through that pyramid to the top, you reach the most sensitive customers, government and financial institutions, who because of their great risk, are very, very sensitive to security. We’ve organized our company to accommodate and accept the fact that customers’ risk requirements and therefore sensitivity to security and willingness to pay, are very different depending on where they are in that spectrum.

We have two divisions. The Enterprise Security division shown at the top left focuses only on government and financial institutions. There, we sell very very strong security systems to those end-user customers, and provide experts who work directly with the customer. And then for the other three segments of the market, enterprises, small medium and large, and consumers, it’s our belief that since the risk profile for those customers is lower, they really don’t want to buy a separate security item. In fact, what they really want is for the security to be inside their computer, or the operating system, the software, the router, or even the cell phone. And so our Embedded Security division has a charter to sell to the manufacturers of those IT and communications products. The largest customer in that business is Cisco Systems who embeds our encryption technology in many of their products. And through the ability to deliver products by partners such as Cisco, Microsoft, Texas Instruments, all of whom are our customers, we’re able to reach all segments of the market including the consumer segment, and do so in a profitable manner.

To do that over the years as shown on the right part of the slide, we’ve had to take our technology and make available in many different form factors, from what’s labeled systems on that slide which are stand-alone appliances, through plug-in cards, chips, software and intellectual property, we’ve been able to tailor our technology in terms of performance, and most importantly price, so that we can sell effectively from tens of thousands of dollars per unit at the top of the pyramid, all the way down to pennies at the bottom of the pyramid; meet the market needs in each case, and do so profitably. The importance of this slide in terms of the discussion today is that all of the Rainbow revenue that we will be adding as part of this merger activity fits in the distribution model that I’ve shown you here, and as a result this will be a very profitable addition of revenue.

To go a little further in terms of exactly how it fits, first in our Enterprise division, which focuses on government and financial institutions, because of our long history in the market, we have been able to build a customer base, which frankly is the envy of many companies in our industry. Virtually all government agencies shown by the medallions on the top, and most although not all of the world-class financial institutions, are our customers today. In our business — enterprise business, we are also blessed with very, very strong spending taking place on IT security in the government. The top of the slide shows the spending taking place on a year-to-year basis, growing at a compound annual growth rate of approximately 16%. We are taking advantage of that, and actually growing fast at that rate today. In addition, as shown on the bottom of the slide, there’s a major new government program about to hit production phase. That program is called The Cryptographic Modernization Program, and it is intended to upgrade all of the fully deployed, top-secret government appliances that are in use today. There are 400,000 of those appliances in the field today, and over a period of time starting at about the end of this year, and running through the rest of the decade, the government intends to replace all those units, in order to be able to communicate over modern networks like Internet protocol networks, and use their latest and strongest encryption algorithms. The slide shows a total opportunity for that market of $7.2 billion. That’s the budget submission for the program, the official U.S. government budget submission. If you focus as we think is appropriate on only the portion which is our available market, that’s the product purchases, that amount is $2 to $4 billion over the rest of this decade, and as a result of this Rainbow transaction, we believe we are going to be able to take a very large portion of this market, because both SafeNet and Rainbow have already been funded by the government to produce parts of the technology needed for this program, SafeNet is producing the high-speed government encryption chips, and Rainbow is producing the designs for the appliances into which the chips have to — will ultimately end up. In addition, Rainbow has shipped approximately 25% of all the appliances that are in the field, and will be upgraded as part of this program.

Here’s how the product offerings fit together. SafeNet sells today an encryption system which protects the government’s sensitive, but not classified or top-secret networks, and we’re able to protect both the private networks that government customers use to connect headquarters shown on the middle of the slide, to branch offices shown on the left of the slide, and at the same time be able to protect the public communications that take place, or communications over public networks, which would be VPN connections. This is the only system on the market that protects both private networks and public networks. It’s a system that we put together as a result of an acquisition a year ago, of another public encryption company, Cylink Corporation, which was also larger than we were, and which when we brought together the Cylink private network products with the products on the right, the SafeNet public network products, we were able to have the only system that protects both public and private networks, and were able to grow our revenue very significantly last year.

The Rainbow acquisition does the same thing only it’s our first entry into the top-secret networks shown at the bottom. So in a matter of a few months, just as we did a year ago with Cylink, we expect by the middle of this year to be shipping a system which protects both sensitive networks and top-secret networks. This is a very, very important competitive advantage, because there is no company on the market today that is able to protect all of the government networks, as I’m showing you here. Rainbow’s competitors are defense contractors: General Dynamics, L3 Communications, Viasat, several other companies. The SafeNet competitors at the top of the slide are networking companies and other information security companies. Neither group has the ability today to do both, and we believe that it will be a very, very long time before either is able to cross over.

And then about a year from now, we’ll add products for the Cryptographic Modernization Program, the high-speed Internet-capable products, and therefore be ready at the time when that program hits production phase, to take advantage of that $2 to $4 billion that will be spent over the remainder of this decade.

There’s strong existence proof today for the fact that many government customers require both, and in fact any government customer that has a national security focus, which would be all of the Defense agencies, intelligence agencies, law-enforcement such as FBI, and Secret Service, State Department and Homeland Security, all have two classes of networks. Homeland Security in fact buys from both Rainbow and SafeNet today. In 2003, the Department of Homeland Security was a 10% customer for SafeNet, and they also buy from Rainbow top-secret products, to protect communications to state capitals as shown on the bottom right of the slide. So, there’s clear proof, existence proof, that customers require both, and we will be the only company that will be able to provide both, as a result of this transaction.

The second strategic rationale for the combination was the commercial market, where there are certain segments that have very high growth, most importantly the SSL VPN market. This is a very hot space today, and Rainbow has a product, which is ready for prime time. It’s one of the products that they’ve spent a lot of money on, but as this slide shows on the bottom right, we will be able to add those products to our existing systems; therefore reduce channel costs and reduce development costs; bring these products to market, in a very cost-effective manner, yet in a manner which we have proven through the Cylink acquisition is one that drives revenue for individual products also.

So in summary, in our Enterprise division, what we’re doing is putting together the most comprehensive product portfolio on the market. We will be able to protect both sensitive and classified government networks, VPN and wide area networks, and the SSL and USB tokens, do it all from a common management platform, and the net of all that is, it lowers the customer’s total cost of ownership, and it improves their security, and that’s why customers buy security products.

And then in our Embedded Security division, this is where we target as I mentioned before, major IT and communications manufacturers who buy and license our products and embed them in theirs. As I mentioned, Cisco Systems is our largest customer, and as you can see across the top band, many of the security companies, Secure Computing, SonicWall, WatchGuard, Netscreen for example, are all SafeNet customers. We have a focus on also licensing our technology to wireless and semiconductor manufacturers, and there we have customers like TI, AMD, ARM, Samsung, and several others. And then Rainbow brings a whole new class of customers for those who are software manufacturers, who for us today is a market that we’re not able to serve. So we will now have products to serve another segment of the OEM market.

What SafeNet sells today in this market is a family of tools: hardware encryption products in both chip form and plug-in card form; software in three different forms—one form that goes on personal computers, another that is a library of encryption algorithms, and then a third set of tool kits which allows an OEM customer to build a product very quickly; and then finally the embedded IP is our effort to license our encryption chip designs to semiconductor manufacturers so that they can include encryption as a feature in their mainline product—a secure cell phone chip from TI is an example of that.

Rainbow brings another family of products; these are the digital rights management products bought by software vendors to protect the software vendors product from unauthorized use. This is the $40 million business, with 75% gross margin and is a terrific fit with our existing business. Today, our sales reps in Silicon Valley travel up and down the 101 corridor, and have no reason to make sales calls at companies like Oracle or Adobe. After the middle of this month once this transaction’s closed, we’ll have a perfect channel to sell these products to software vendors as well as the hardware vendors like Cisco and HP who are our customers today.

This slide talks about the Rainbow Sentinel product. This is the digital rights management product that basically controls access to intellectual property. As shown by the pie chart on the right, the Rainbow product has a lead market share in its existing market, and it’s a product that we think we are going to be able to grow revenue very quickly with. The way that we’ll grow revenue is to take the existing two products that Rainbow has—one is sold to manufacturers of high-value software like Adobe; the other to manufacturers of low-value software—and simply put emphasis back onto those products, emphasis which has not been there over the last couple of years. But in addition, the Rainbow management has been successful in a very, very important effort. They have been able to license their technology through a program with Microsoft, and they will be providing to the Microsoft channel a very high-security digital rights management appliance, which will be sold through the channel to customers who are implementing Microsoft Office 2003, because Office 2003 has a rights management capability, that will allow us to take documents like Word or Excel documents, and assign intellectual property rights to those documents. So you’ll be able to send an Excel spreadsheet to someone and say “here, you can read it or forward it or print it or not, or you can do any of those things for a certain period of time,” and enforcing those rights will be this appliance, which Rainbow has contracted with Microsoft to provide to Microsoft’s customers. It’s a very high-security appliance, a level of security equivalent to the government-grade appliances that Rainbow provides today. They have orders in hand sufficient to fill the Microsoft channel and that’s worth several million dollars. The products launch in Q2. So clearly, there will be growth in this portion of the business.

And then I also mentioned earlier that we have a focus in the wireless market for this technology. SafeNet has a very important customer in Texas Instruments. We have licensed to TI our encryption chips, and those chips are included in their 2.5 and 3 G cellphone chips. Those chips are marketed under the brand name OMAP, and OMAP now contains SafeNet technology. OMAP began shipping with our technology in the fourth quarter, and this quarter will be the first quarter where we recognize production-level quantity shipments, each of which generates a royalty revenue for us. TI is the number one market share company in this market, 60% market share. We get a royalty measured in pennies on each of the chips in which we are included. Rainbow fits into this in the following way. Now that our chip technology is inside the phone, it is an encryption engine, which is intended to be used for a large number of security applications inside the phone. The applications are shown on this slide. The Rainbow acquisition gives us the secure e-commerce purchasing capability, the ability to buy over the net, as well as the digital rights management capability, which will allow people to protect intellectual property on the phone. These are the things that are being demanded by this market space at this point in time, because they generate revenue for the handset manufacturers and the carriers, as well as the content providers. With this capability, we’ll be able to ship product into this market this year and meet our customers’ demand. So now I would like to introduce Carole Argo who will take us through the financial uptake.

Carole Argo: Three minutes to complete. Strong quarterly growth, last 11 quarters, compound quarter growth rate of 20% for the company. We finished our fourth quarter ’03 with one of the best quarters that we’ve had in the history of SafeNet: almost $19 million in revenues, very strong gross margins of 82%, of which resulted in strong operating margins of 32% for the company, resulting in 30 cents EPS on a fully-diluted basis, and operating cash flow of $5.7 million. Our numbers that I’m reporting are adjusted to take our merger-related costs, primarily non-cash charges, and the company also reports on the fully-taxed basis, using a 35% rate, although we are essentially not paying taxes at this time.

Again, 2003 was a very strong year. We doubled our revenues, more than doubled our revenues. Gross margin improvement, going from 72% to 78%, which led to strong operating margin improvement, 23.5% versus 11% from the prior year, and even more importantly our EPS grew by 159%, and we finished the year with a very strong cash position, $117 million. The company has no debt and we finished 3 acquisitions during the year, 2 small and then the company which we closed about a year ago which was essentially another company that was larger than SafeNet.

Here is a look at — of course we’re in registration, so we can’t really give forward-looking guidance—but here’s a look at what the combined company might be from an earnings potential. If you look at I/B/E/S estimates for the combined companies, it’s $255 million for ‘04 on a full-year basis, which Tony went through. SafeNet provided guidance for ‘04, and the midpoint of our guidance is $1.08, on SafeNet stand-alone basis. Rainbow also provided guidance for the full year, and if you take Rainbow’s I/B/E/S earnings numbers, that adds immediately with doing nothing, 15 cents to the company in immediate accretion. What we did say, we haven’t updated synergy guidance for the company, combined companies. The only synergy guidance that we gave is that clearly there would not be duplicate corporate overhead costs, and that would eliminate out of the combined companies, roughly $4 to $6 million. That $4 to $6 million in just talking about duplicate corporate overhead costs, results in a 10 to 15 cent add in earnings in ‘04, and that if you add up all the different components, that provides $1.33 to $1.38, which is what we publicly stated out there that we felt that we could do with the combined companies.

The combined company will have about 700 employees. About half of the employees — more than half of the employees are in R&D, so we’re excited that we’re going to have probably one of the largest forces of encryption experts, of which half of them are top-secret classified, which are extremely difficult to get in this environment, greatly positions us for the government security market. Huge customer base from the combined companies, much more global presence, 100 countries operating, and a management team that has integrated acquisitions successfully previously.

Acquisition risk is always important. We go through a process that essentially — where we formalize the acquisition-related process. With Cylink we did — we have a very formal process where we essentially finish all the plans by the time we come up to Day 1, which is the closing date, and with Cylink, which is a company that basically had 175 employees, we were 130 at the time, had revenues about the same, we basically laid out what our goals were going to be for the company. We said we thought we’d get revenues of about between $22 to $25 million; we ended up at $26 million. We thought we’d get integration synergies between the two companies of about $14 million, and we did actually $15 million in the time frame that we had. It’s a very detailed process, we’d be happy to talk to you more about it during the breakout session. I just want to wrap up in letting you know that we see that the combined companies, we see the rationale is growth, growth in enhancing our growth opportunities in the government market, which both companies are very strong in. We see in our commercial markets the adding of an SSL VPN appliance that Rainbow has, which will integrate right into our SafeNet Enterprise system, and then the digital rights management capabilities for the wireless markets. And we see that the combined companies provide substantial scales and synergy opportunities that will result in better earnings for the combined company. And thank you very much and see you at the breakout session.